UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 13, 2019, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the three months ended June 30, 2019. In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2019 and for the three and six months then ended.

Attached hereto are the following exhibits:

Exhibit 99.1	Press release announcing the Company’s financial results for the three months ended June 30, 2019

Exhibit 99.2	Unaudited condensed consolidated financial statements as of June 30, 2019 and for the three and six months then ended

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 13, 2019	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer